

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 12, 2011

<u>Via E-mail</u>
Michael R. Starzer
President and Chief Executive Officer
Bonanza Creek Energy, Inc.
410 17th Street, Suite 1500
Denver, Colorado 80202

> **Re: Bonanza Creek Energy, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed July 25, 2011**
> **File No. 333-174765**

Dear Mr. Starzer:

We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   We note your response to prior comments 2 and 39 in our letter dated July 6, 2011. We remind you that we will need sufficient time for our review once you have filed all exhibits and filled in all blanks other than that allowed by Rule 430A, including information regarding the price range.

<u>Summary Historical and Pro Forma Consolidated Financial Data, page 8</u>

2.   Please revise your column heading to indicate that the Other Financial Data of Bonanza Creek Energy, Inc. (BCEI) for the period from inception (December 23, 2010) to December 31, 2010 was audited.

3.   In addition, please revise note 4 under this table to reflect accurate information. That is, you have presented audited cash flows from Bonanza Creek Energy Company, LLC's (BCEC) operations for the period January 1, 2010 through December 23, 2010.

Summary Reserve and Operations Data, page 12

4.   Please revise the BCEI column heading to indicate you are presenting operations data for the period from inception (December 23, 2010) to December 31, 2010.

Unaudited Pro Forma Financial Information, page 42

5.   Please present pro forma reserve quantity and standardized measure information following your pro forma financial statements or provide a cross reference to where this information is presented elsewhere in the document.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 45

Results of Operations, page 48

6.   We note you have combined the operating results of BCEC for the period from January 1, 2010 through December 23, 2010 with operating results for BCEI for the period from inception (December 23, 2010) through December 31, 2010 for purposes of facilitating your results of operations discussion for the year ended December 31, 2010 in comparison to the year ended December 31, 2009. Rather than merely combining the predecessor and successor operating results to reflect the impact of the recapitalization transaction, please utilize pro forma financial information prepared in accordance with Article 11 of Regulation S-X to discuss the trends and changes in the financial results for the year ended December 31, 2010 in comparison to December 31, 2009.

Business, page 67

Proved Undeveloped Reserves, page 75

7.   Please quantify the proved undeveloped reserves converted to proved developed reserves during the year as required by Item 1203 of Regulation S-K.

Certain Relationships and Related Party Transactions, page 115

8.   We note your response to comment 27 from our letter dated July 6, 2011. Please include your explanation of the HEC Services and Bennett Note transactions in your next amendment.

Financial Statements, page F-1

Bonanza Creek Energy, Inc.

Note 3 – Acquisitions, page F-11

9.   We note in response to comment 51 in our letter dated July 6, 2011 you now present pro forma reserve quantity and standardized measure information within your audited financial statements. Please confirm this pro forma information was subject to audit.

Note 14 – Disclosures About Oil and Gas Producing Activities (Unaudited), page F-22

10.   Please tell us why your standardized measure of discounted future net cash flows as of December 31, 2010 differs from your pro forma standardized measure of discounted future net cash flows as of December 31, 2010.

Bonanza Creek Energy Company, LLC

Note 13 – Disclosures About Oil and Gas Producing Activities (Unaudited), page F-54

11.   Please note your disclosures about oil and gas producing activities should be presented as of and for the period ended December 23, 2010 rather than December 31, 2010. You may adjust your proved reserve information as of December 31, 2010 for production and other material changes that occurred during the period December 24, 2010 through December 31, 2010 to determine an estimate of your reserves as of December 23, 2010. This comment also applies to the information disclosed in Note 7 of the financial statements of Holmes Eastern Company, LLC.

Holmes Eastern Company, LLC

Financial Statements

12.   We note that although the introductory paragraph of the audit report indicates that Hein & Associates LLP has audited the balance sheets of Holmes Eastern Company, LLC as of December 23, 2010 and December 31, 2009, the opinion paragraph covers its financial position as of December 23, 2010 and December 31, 2010. Please ask your auditors to resolve this inconsistency.

Engineering Comments

13.   We note your response to our prior comments 46 and 49 in which you state existing vertical wells producing from the Codell/Niobrara have EURs of 70 MBOe and that you based your reserve estimates for the PUD wells on these existing producing wells and the PUD wells have EURs of 61 MBOe. However, we note that the proved producing

Codell/Niobrara wells in the reserve report have substantially lower EURs than 60 or 70 MBOe. Please reconcile this for us.

14.   We note that you have assigned a decline rate of 51% to your proved undeveloped reserves in the Haynesville Shale. It is our understanding that the Haynesville Shale typically has an initial decline rate of around 80%. Please reconcile this for us.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Joanna Lam at (202) 551-3476 or Jenifer Gallagher at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters. You may contact James Murphy, Petroleum Engineer, at (202) 551-3703 if you have questions regarding the engineering comments. Please contact Parker Morrill at (202) 551-3696 or, in his absence, me at (202) 551-3611 with any other questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Branch Chief

cc: Dallas Parker (via-email)